Filed by Transocean Ltd. (Commission File No. 001-38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Ocean Rig UDW Inc. (Commission File No. 001-35298)

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig EVENT DATE/TIME: SEPTEMBER 04, 2018 / 12:30PM GMT OVERVIEW: Co. reported on 09/04/18 that it has entered into an agreement to acquire Ocean Rig. with the transaction valued at approx. $2.7b. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig CORPORATE PARTICIPANTS Bradley Alexander Transocean Ltd. - VP of IR Jeremy D. Thigpen Transocean Ltd. - President, CEO & Executive Director Mark-Anthony Lovell Mey Transocean Ltd. - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Colin Michael Davies Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Eduardo B. Royes Jefferies LLC, Research Division - Equity Analyst Eirik Røhmesmo Clarksons Platou Securities, Inc., Research Division - Research Analyst Ian MacPherson Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service James Carlyle West Evercore ISI Institutional Equities, Research Division - Senior MD James Knowlton Wicklund Crédit Suisse AG, Research Division - MD Judson Edwin Bailey Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Kurt Kevin Hallead RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Madhav Sanwal UBS Investment Bank, Research Division - Director and Equity Research Analyst Vaibhav D. Vaishnav Cowen and Company, LLC, Research Division - VP PRESENTATION Operator Good day, and welcome to the Transocean acquisition of Ocean Rig conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Mr. Bradley Alexander, Vice President of Investor Relations. Please go ahead, sir. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Rochelle, and welcome, everyone, to the Transocean conference call to discuss our agreement to acquire Ocean Rig. With me today are Jeremy Thigpen, President and CEO; and Mark Mey, Executive Vice President and CFO. We issued a press release earlier today, which is available on Transocean's website. Please also refer to Transocean's transaction presentation that is also available on our website. We will refer to these slides during our call. During the course of this call, we may make certain forward-looking statements regarding various matters related to our business and companies that are not historical facts. Such statements are based upon the current expectations and certain assumptions of management and are, therefore, subject to certain risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our SEC filings for more information regarding our forward-looking statements, including the risks and uncertainties that could impact our future results. Also, please note that the company undertakes no duty to update or revise forward-looking statements. Upon completion of Jeremy's prepared comments, we will then take your questions. Now I will turn the call over to Jeremy. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thanks, Brad, and welcome, everyone. Following this morning's press release, I'm very pleased to announce that Transocean has entered into an agreement to acquire Ocean Rig. This proposed transaction should come as no surprise as it is fully consistent with and supports our strategy of high-grading our industry-leading fleet of ultra-deepwater and harsh environment floaters, without compromising our liquidity position or balance sheet flexibility. Just over 1 year ago, as we saw demand for high-specification, harsh environment semisubmersible strengthening, we announced our agreement to acquire Songa Offshore. Today, we believe that the global ultra-deepwater market is on the verge of a similar recovery. While the precise timing and trajectory of that recovery is still materializing, all of the data points clearly suggest that we are poised to experience an increase in demand in the ultra-deepwater market. Brent oil prices have remained steadily above $70 per barrel for most of the year. Our customers continue to have offshore project costs in the $40 per barrel range, if not lower. And it is well documented that they are facing reserve replacement challenges that cannot be addressed exclusively onshore. Perhaps more importantly, in recent quarters, we have witnessed a material increase in offshore contracting activity. And based on our frequent and direct conversations with our customers, we know that there are multiple ultra-deepwater projects on the horizon for development and exploration across our customer base and in every major ultra-deepwater basin around the world. As such, we believe that this combination with Ocean Rig provides us with a unique and timely opportunity to increase the number of modern high-specification, ultra-deepwater drillships that we have in our fleet, which are the efficient drilling machines that our customers unequivocally prefer. Turning to the transaction presentation that we posted on our website, the strategic rationale is straightforward. This transaction adds the right asset at the right value and at the right time to further enhance our industry-leading fleet. On Slide 4, you will see that we are acquiring 11 existing assets, including 9 high-specification ultra-deepwater drillships and 2 harsh environment semisubmersibles. After excluding the present value of the backlog and assigning a combined total value of $125 million to the 2 semisubmersibles and the Ocean Rig Paros, we arrive at implied steel value of approximately $278 million per high-specification ultra-deepwater drillship, which represents a meaningful discount to our current implied steel value for similar assets within our fleet. Additionally, as part of this transaction, we are pleased to have the opportunity between now and 2023 and 2024 to acquire 2 of the highest specification ultra-deepwater drillships in the industry. Because of their unique capabilities, we are certain that they will be in high demand and be able to command premium dayrates as the market recovers. Both of these rigs are currently under construction and come with attractive shipyard financing terms. Turning to Slide 5, you will see that Ocean Rig will contribute approximately $740 million to our already industry-leading backlog, and it's important to note that this is a high-margin backlog with strategic customers in West Africa and Norway. Therefore, as a result of the transaction, we further strengthened our backlog, while also significantly improving our exposure to, and ability to capitalize on, what we believe is an imminent recovery in the ultra-deepwater market, with multiple programs and rig years likely to be awarded over the coming months. According to our internal rig ranking tool, our pro forma fleet will include 17 of the top 50 and 31 of the top 100 ultra-deepwater drillships in the industry. Said simply, this is a transformative combination that cannot be replicated. On Slide 6, you will see that the transaction will not meaningfully impact our liquidity position, as we expect pro forma liquidity post-transaction to be roughly $3.7 billion, which is similar to the liquidity that we had at the end of June this year. In addition to Ocean Rig's high-margin backlog, they also have net cash of approximately $370 million. And after surveying the rigs and reviewing their business, their financials and their drilling and supplier contracts, we believe we can realize approximately $70 million in annualized synergies. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Finally, given the committed financing of $750 million to help fund the cash component of the transaction, we will use a minimal amount of our existing cash on the balance sheet. Slide 7 provides a summary of the transaction. As most of this information was covered in the press release, I will not spend much time on it, but to highlight, the total transaction value is approximately $2.7 billion with a cash consideration of $12.75 and the balance in shares of Transocean using a 1.6128 exchange ratio. This equates to Ocean Rig shareholders owning roughly 21% of the pro forma company. Based on our current estimates, we're targeting a close date in the first quarter of next year. Slide 8 shows the sources and uses of cash. You can see that the we only expect to use $240 million of current cash on the balance sheet, along with Ocean Rig's cash and $750 million in committed financing. This will fund the cash portion of the transaction, pay the MSA termination charge and repay the Ocean Rig term loan. On the left-hand side of Slide 9, you will see a chart detailing the approach, as summarized earlier, to arrive at the implied steel value of $278 million per rig for the 8 core high-specification, ultra-deepwater drillships. On the right-hand side of the slide, you will see the implied steel values for similar Transocean and other peer assets. You can see that we're purchasing these premium assets at a discount to our own comparable assets. Slide 10 provides yet another comparative view. In early May, Northern Drilling acquired 2 drillships, the West Aquila and the West Libra for $296 million each. Importantly, and unlike the existing Ocean Rig fleet, these assets are not yet ready to drill. Based on our knowledge of these rigs and our extensive experience in successfully bringing newbuilds to market, we conservatively estimate that these rigs will require an additional $35 million to $45 million of preparation costs, not to mention crewing and mobilizing costs, which could add another $30 million to $40 million before they are ready to commence their first contracts. Of note, Northern Drilling also entered into a 6-month option to acquire the Cobalt Explorer for $350 million. So based on these recent comps, we view the $278 million per drillship that we are paying for the Ocean Rig high-specification asset as a comparably favorable value. On Slide 11, we highlight the complete fleet transformation that has taken place over the past few years. After divesting our jack-up fleet, retiring and recycling 45 floaters, adding 7 newbuilds, 2 of which are still under construction and acquiring Songa Offshore, Ocean Rig and 33% of the Transocean Norge, our pro forma fleet consist of 57 floaters comprised almost entirely of high-specification, ultra-deepwater and harsh environment assets. On Slide 12, we demonstrate how our pro forma floater fleet stacks up to the competition. As you can see, we will have twice the number of floaters of our next nearest competitor. In addition to having the greater capacity in the industry, Slide 13 illustrates how our pro forma float fleet compares from a technical standpoint. As evidenced by this slide, with the addition of Ocean Rig, Transocean has unmatched floater capability, which our customers value. More importantly, as you turn to Slide 14, you will see that the quality of our assets is second to none, as we have 17 of our ultra-deepwater assets ranked in the top 50 in the industry and 31 ranked in the top 100. And while not represented on this slide, our rig ranking tool suggests that we also have 7 of the top 25 harsh environment floaters in the world. On Slides 15 and 16, we provide some highlights of the technical specs of the 8 core ultra-deepwater drillships in the Ocean Rig fleet as well as the 2 that are under construction. As you will note, these assets have the features that our customers demand, including dual activity, at least 2 million pounds of load capacity, at least 6 ram stacks, at least 5 mud pumps, DP-3 station-keeping systems and passive as well as active compensation. All of these rigs have acoustic BOP controls and 2 will be equipped with managed pressure drilling systems. In short, it's a very high-quality fleet designed to maximize the efficiency, with which these assets deliver wells for our customers. Naturally, as part of our due diligence, we visited the rigs in Ocean Rig's fleet. The 2 warm-stacked units in Las Palmas are in excellent condition and will likely move to the top of our marketing list, along with the Deepwater Asgard. Of the 5 cold-stacked rigs in Greece, all have been very well 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig maintained. We view 3 of the 5 as extremely high specification, comparable to our clear leader. Therefore, these 3 rigs, the clear leader, and most likely, the India would be the next assets in the queue. Based on our preliminary review of the rigs, we believe the reactivation costs for each of the 3 referenced Ocean Rig assets currently in Greece to be approximately $25 million. We will develop detailed reactivation plans once we consummate the transaction. On Slide 17, we show a breakdown of our industry-leading $12.5 billion backlog and how we expect that backlog to convert into revenue over the next several years. It's important to note that this is a high-quality backlog with strong counterparties, and as mentioned earlier, an average dayrate of $413,000 per day, which is obviously well above current leading-edge dayrates. On Slide 18, you see our backlog as compared to our peers. In addition to having almost 5x the backlog of our next nearest competitor, it's important to note that we will now have 10 long-term contracts that were negotiated prior to the downturn and are among the 10 highest margin contracts in the industry. This provides us with unparalleled visibility to future cash flow as we enter the market recovery. Speaking of the recovery, if you turn to Slide 19, you will see that contracting activity is clearly on the rise. You will also note that the super-majors who have been fairly inactive for the past several years began reentering the space by a new contract award in late 2017. And based on our conversations with them, we believe that they could be far more active in the ultra-deepwater markets around the world as we move into 2019 and 2020. Slide 20 supports this belief, as IHS shows 87 different programs accounting for 59 rig years that they believe will be awarded over the next 18 months. And as you can see from the map, the demand is coming from every major market across the globe. Given this incremental activity, on Slide 21, you can see how Wood Mackenzie believes that ultra-deepwater dayrates could progress over the next several years. Based on their assumptions, we could experience a significant move in dayrates, once again approaching, if not breaching $400,000 per day. And with the efficiencies that we have realized over the past few years, dayrates such as these would result in very strong margins. On Slide 22, we highlight the areas where we expect to realize synergies and create incremental value for our customers and shareholders. Based on our preliminary observations of Ocean Rig and our experience with the Songa Offshore integration, we expect to deliver approximately $70 million in annualized synergies. On Slide 23, we show the major puts and takes from June 30, 2018 to December 31, 2020 as well as all of the major accomplishments of our finance and legal teams. As you can see, if we include the $500 million Accordion feature on our recently negotiated $1 billion revolver and the $1.4 billion of secured capacity available to us through the fourth and final Shell rig and the 2 remaining CAT-D rigs, we anticipate a liquidity position of $3.2 billion to $3.4 billion at the end of 2020. On Slide 24, you see our liquidity position versus our peers. And finally, Slide 25 summarizes the strategic rationale, the right assets at the right value and at the right time. We will now entertain your questions surrounding the proposed transaction. QUESTIONS AND ANSWERS Operator (Operator Instructions) And our first question today will come from James West with Evercore ISI. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig James Carlyle West - Evercore ISI Institutional Equities, Research Division - Senior MD Jeremy, I was curious that you guys were doing diligence on the Ocean Rig assets, the ones that are stacked or even warm-stacked at this point that the quality of the rigs, how well they were preserved or maintained, were you pleased, not pleased, and how did you guys feel about the rigs themselves and what you need to do to make sure they're ready to go? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes, it was probably the number one item in our due diligence list and so we hit the rigs very quickly, sent some of our most experienced technical and operating people to visit the rigs and all came back very pleasantly surprised. The rigs are in excellent condition. Ocean Rig has definitely invested in the quality of the rig and the preservation techniques. So very, very impressed with the preservation of the assets. Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO James, this is Mark. Just as an example, on the warm-stacked rigs, they're spending probably $16,000 a day keeping those rigs warm. So clearly, those rigs can go back to work with a minimal investment of around $5 million. The cold-stacked rigs, if you notice the reactivation dollars that Jeremy gave, that's low than what we expect in some of ours based upon the preservation procedures that they put in place. James Carlyle West - Evercore ISI Institutional Equities, Research Division - Senior MD Okay. That's great to hear. And then you guys have been talking about somewhat imminent recovery here or the next recovery to happen should be in the ultra-deepwater market and I know you laid out the number of awards that are on the horizon. As you discuss with your customers, what is the timing of these contract awards? Could we see this flurry of activity before year-end or are we talking more of a 2019 story? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I think you could start to see some activity pick up in terms of contract awards towards the end of this year as they get to their budget seasons. But I think the vast majority, you'll see will probably start up in early '19 and move through '19 and into '20, when you really start to see the contract awards, which should lead to some dayrate appreciation as we move through next year. Operator And next, we'll hear from James Wicklund with Crédit Suisse. James Knowlton Wicklund - Crédit Suisse AG, Research Division - MD I just got notified that I'm not allowed to ask questions since we're restricted. So I'll just say congratulations and drop off. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thanks, Jim. Operator Next, we'll move to Eirik Røhmesmo with Clarksons. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Eirik Røhmesmo - Clarksons Platou Securities, Inc., Research Division - Research Analyst A question on the comparison to the Northern Drilling transaction, which was at $331 million to $341 million, do you think that there should be any discount to the Ocean Rig rigs as they are not brand new or is this age difference offset by completed shakedown periods, track record and position, et cetera? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So Eirik, thanks for the question. If you recall back to Jeremy's prepared comments, of the 8 rigs which we're using in the valuation of the $278 million, 4 of those are 7th-gen rigs and equivalent to the rigs that are under construction at Samsung that we recently purchased. So we're blending all 8 rigs. So you can make the argument that 4 of them are identical, and the age difference does not have a valuation impact. Eirik Røhmesmo - Clarksons Platou Securities, Inc., Research Division - Research Analyst Okay. And then second, sort of moving forward or looking forward, are you still looking at potential deals in the harsh environment/Norwegian market or would this be difficult from a competitive or regulatory perspective now when you're taking over the Eiriksson, for example? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director No, I mean, we continue to look, we continue to explore opportunities to continue to enhance our fleet, both in the harsh environment and ultra-deepwater. We've got our hands full right now consummating this transaction, but we'll continue to look. Operator Next, we'll move to Jud Bailey with Wells Fargo. Judson Edwin Bailey - Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Jeremy, I was wondering, could you --I was unable to write as quickly as you were talking. Would you mind walking through the reactivation assumptions, again? I want to understand the reactivation cost for the Athena, Mylos and Apollo and also the reactivation cost potentially for like the Eiriksson and some of the 6th gens that are cold-stacked as well? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Jud, I'll take that one. So let's start with the Eiriksson as you started with there. If you can see, we put a nominal value on the Eiriksson, the Raude and the Paros. We have not completed reactivation costs on the Raude and the Paros at this stage. So I'm not prepared to talk to that, but with regard to all of the warm-stacking rigs, as I mentioned earlier, those rigs are in really good shape. They've been turning the equipment on a daily basis and the senior crew is hired. So all you need to do there is hire the junior crew and the perpetual training and that's about a $5 million cost. With regard to the 7th-gen cold-stacked rigs, Jeremy indicated a $25 million reactivation cost. This is based upon a fairly high-level review of reactivation. Keelan and his team will be getting in there, looking at that in more detail. We'll update the market with that over time. But clearly given the capability of those assets, they will be high on our list to reactivate in market to contracts as the recovery continues. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Judson Edwin Bailey - Wells Fargo Securities, LLC, Research Division - MD and Senior Equity Research Analyst Okay. All right. And I guess, my follow-up is on, you highlighted $70 million of cost synergy. Can you give us a sense of how we should think about the timing on recognizing those synergies over the next couple of years? What comes --how much can you recognize relatively quickly and then what would take a little bit longer to ultimately benefit from? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So, Jud, similar to Songa transaction, we simply expect to close this deal early 2019. Songa closed in early 2018. And the guidance on that transaction will be similar to the guidance to this transaction. We'll take 3 quarters essentially to achieve those synergies. Of the $70 million in synergies, about $50 million is G&A and about $20 million is operational. So with the G&A, given that most of this is based in Athens and we do not seem to have an office in Athens, that portion should be able to be achieved in the first quarter with the operational synergies over the 3 quarters that I mentioned previously. Operator And next, we'll move to Ian MacPherson with Simmons. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Given the --I think we're all probably a little bit positively surprised by the $25 million reactivation cost estimate for the cold-stacked 7th gens and so to me, that would --I would infer from that, that those would rank at the top of the list for incremental capital deployment above taking delivery of the newbuilds, but could you walk us through the comparisons between Mylos, Athena, Apollo as opposed to the Santorini and the Crete? And how you would think about the timing and trigger for taking delivery of those newbuilds relative to all the spare capacities in the existing fleet? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Great question, Ian, and thanks. So the cold-stacked rigs, as Jeremy mentioned, $25 million, given the capital required to bring those rigs to market will clearly rank ahead of the newbuilds, which have final shipyard payments in excess of $300 million for the first one --for the Santorini and just north of $500 million for the Crete. So we would be, first of all, focused on the warm-stacked rigs mechanized in the Corcovado and then followed by the Athena, the Mylos and the Apollo. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Okay. I would guess that you have a scenario analysis for, I don't know what it looks like, but maybe for the year 2020, could you give us the high-and low-end ranges of sort of active Ocean Rig rigs in your fleet in terms of utilization, maybe get a sense of what your timing objectives are for filling up the utilization of the acquisition? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So, Ian, the timing is going to be driven by contracts. So you heard from Jeremy that we have a, I'd say, a bullish, but realistic view of the recovery. And if the recovery projectile is as we expect, we could see 2 to 3 rigs reactivated per year to contract. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service With contracts? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO With contracts, yes. Operator And next, we'll move to Sasha Sanwal with UBS. Madhav Sanwal - UBS Investment Bank, Research Division - Director and Equity Research Analyst Look, first off, not to kind of beat a dead horse here, but to get back to the cold-stacked cause, now look we have tried to do some diligence on the Ocean Rig stacked assets and I know that they have taken off --removed the thrusters, they've taken off the BOPs, I think in some cases, the OEMs are helping with that preservation process, but just that we can get comfortable with your reactivation cost estimate there, right, keeping in mind you guys have other rigs, other acquisitions as well. Can you just kind of talk us through what Ocean Rig did that is very helpful with the reactivation costs and just what gives you guys more confidence in that number? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So thanks, Sasha. I'm just going to give you some high-level diligence on this. First of all, these rigs are cold stacked in an area in Greece where there is extremely low humidity. So you don't have the risk that you're going to have by stacking it in an area closer to the equator where you do have the humidity risk. Secondly, the reinstallation of the thrusters and the BOPs, that should not cost us much at all and given the fact these rigs are cold stacked side by side by side in Greece, the synergies by having multiple thrusters and BOPs stored together would certainly help us with that as well. I think you mentioned the fact that I used the OEMs to assist in the cold stacking of these units, this is another key element that helps in preserving these assets appropriately so that you can reactivate them on a --at a lower price level. Madhav Sanwal - UBS Investment Bank, Research Division - Director and Equity Research Analyst Okay. Great. That helps a lot. And then just at a high level, again, guys, can you just kind of walk us through --as we think through the mix that you guys ultimately decided on in terms of cash versus equity. Can you just kind of walk us through, again, I know the proxy will come and we'll get more details over time, but can you just kind of at a high level walk us through how you thought about that? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So on Slide 8, we provided sources and uses, Sasha. I'm not sure I can really add too much more to that. But given the fact that we do believe that we're at the cusp of a recovery in the deepwater and ultra-deepwater market, we're very sensitive to the issue of additional equity. So we try to create a balance between equity and cash, and we certainly believe that we've achieved that. But I really can't add too much more to Slide 8. Madhav Sanwal - UBS Investment Bank, Research Division - Director and Equity Research Analyst All right. And if I can sneak in one last really quick one. Just in terms of the new rigs and can you just give us your ability to defer the delivery of those rigs and how we should think about that? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Well, I think what you've seen with Transocean, you've seen with Ocean Rig and several other drillers that are negotiating and working with the shipyards in delaying the delivery of rigs has not been very onerous. So we fully expect to be able to work with Samsung and to bring these rigs out to contract sometime in the future. We have a great relationship with Samsung, and so we look forward to working very closely with them. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director And to add to that, the final payments on those rigs aren't due until 2023 and 2024. We certainly believe that we'll complete those rigs at high dayrate contracts between now and then. Operator (Operator Instructions) Next, we'll move to Kurt Hallead with RBC. Kurt Kevin Hallead - RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Just wanted to get general sense as you think about the --you're through the process and you have conversations with varying customers about different contracts and rigs that are stacked and the costs you've got to put in. What kind of contract terms are you hoping to get kind of out of the box when you start to activate these rigs? Or what's out there, I should maybe ask that differently, what's available to you for these rigs in the market? I know we've seen some contracts that have come out initially with multiwell programs with some modest escalating kind of dayrate structure. So do you think you'll see something like that or you think you will be in a position to garner some longer-term contracts with substantially better pricing than what was seen recently? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I think to start, Kurt, we're seeing it today. I think our customers recognize that the dayrates today are very favorable to them, and we have more and more customers that are approaching us about longer terms than they have over the course of the last 3 years. And so that's another signal that they have programs that are coming up, they want to secure the highest quality, most efficient assets and they want to do so at today's dayrates. So we're starting to see a little bit of that materialize. Our position on that to date has been, we're not going to lock into a cash breakeven dayrate for an extended term. So as we look at these opportunities, whether 2 or 3 years, we definitely want to get upside potential in the outer years that are consistent with what the market can bear at that point in time. So I think, to start, you'll see a couple of opportunities where our customers are trying to get these longer-term contracts, but I think, early on, you'll see more of the shorter duration kind of lower dayrates and then as we progress through this recovery later this year and into next, you'll start to see dayrates move higher on the higher specification assets and you'll start to see a little more term. So I think, it kind of builds as new move into and throughout 2019. Kurt Kevin Hallead - RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Okay. That's good color. Just on a follow-up here. You guys referenced you've got 17 of the top 50 rigs. I know you have your own proprietary ranking tool, but for those on the outside looking in, what are some of the kind of dynamics of these rigs that we can maybe track to kind of also assess the competitive nature of the fleet? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Sure. I mean, the key attributes of these ultra-deepwater assets that are most in demand by our customers are going to be dual activity, at least 2 million pound hook load, in some cases 2.5 million pound hook load or greater. Dual BOPs are certainly preferable, but at least BOPs with 6 ram stacks, sometimes 7 ram stacks, certainly DP-3 station-keeping systems. And those are just to name a few. But we have more and more customers 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig asking for MPD capability. So we're starting to see that spread a little bit more throughout the industry. And then, of course, you've got some specifics down in Brazil with acoustics on BOP controls and a (inaudible) key features there. Kurt Kevin Hallead - RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Okay. Great. And then finally, to wrap up, on Page 20, you talk about 59 rig years to be awarded on 87 different programs. Is that expectation that those rig years will be all awarded in 2019 or is that more like a 2-or 3-year kind of period? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director It's actually an 18-month view. So it's over the course of the next 18 months, so into the first part of 2020. Operator And next, we'll move to Colin Davies with Bernstein. Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst I'm wondering, if you can give us a little bit more color as to sort of the ranking priority around the contracts coming up. I mean, talk a little bit perhaps about the approach to the warm-stacked rigs versus the cold-stacked rigs. I mean, you're likely to try and get --or more willing perhaps to take a more tactical contract just to get those warm rigs out and hot where presumably a little bit more term required to get the reactivations moving forward. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes, I think that's right. I don't know if there was a question there, but yes. Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Yes. And then in terms of the newbuilds, obviously you've got your own projects and these projects now in the hopper. How would you rank them? How would you prioritize that? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So this is Mark, Colin. If you recall with regard to our newbuilds, which are scheduled to be delivered in 2020, we've recently taken the decision to upgrade these rigs to 3 million pound hook load and a few other bells and whistles that make --including the best 2 rigs in the world. So these rigs are very well positioned for a high-profile job typically in the Gulf of Mexico, where you do require the capabilities that these rigs have. The Santorini is a 7th-gen rig, so very similar to the Mylos, the Apollo, the Athena, and the Crete is what's referred to as a target class rig, so that would rank right below our 2 Jurong rigs. So if it was purely looking at capability, you would prioritize them based upon Jurong 1 and 2, Crete and then the Santorini. But it doesn't always work that way. And we've also got a certain amount of funds required to pay the shipyard at delivery and the Santorini would have the least amount due at that point, followed by the 2 Jurong rigs followed by the Crete. So that also would be a factor that comes into it. But typically, the biggest driver is going to be around customers. So we have a customer that's out there looking for a rig like the Jurong rigs and that's what we're going to be working with and similarly with Santorini or the Crete. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig Operator And next, we'll move to Eduardo Royes with Jefferies. Eduardo B. Royes - Jefferies LLC, Research Division - Equity Analyst A question on the harsh environment semis. Obviously, that market has been pretty tight. We all know that. I think these rigs are a bit unique, though, right? They're coming up on, I guess, they're north of 15 years of age. Obviously, there is an implied value in those since they're lumped in with the Paros at $125 million, I guess it is. So curious, if you can provide some color on the outlook for these assets as they maybe coming upon being in need of a lot of investment. Obviously, they've out been cold stacked for sometime as well. So a little bit more color on the outlook that you guys see for those 2 units. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Sure, important to note that one is on contract right now with options. And so the other 2, we need to get a better deal for them once we consummate the transaction and get onboard and really analyze them in more detail. But given the fact that we ascribe such a nominal value to them as a combined 3, we really don't have high hopes of marketability of those assets, but we'll have to see once we consummate the transaction. Eduardo B. Royes - Jefferies LLC, Research Division - Equity Analyst Okay. Got it. And then I know, you've talked a bit about this already. I guess, I'd be curious, do you think all the warm-stacked rigs would come back before the cold? Obviously, the economics are what they're. Or do you see maybe some of the, I guess, lower-spec features, if that's a good way to put it, or some of these older rigs, like the 2 million pound hook loads means that maybe you don't bring at all 3 warm stacked or I think it's 3 or 2 of the older rigs, but rather skip over at some point because you think maybe the longevity factor and wanting to get some of those 2.5 million pound newer rigs out and --so I'm talking about the Poseidon and Mykonos versus --sorry, the Mykonos and Corcovado being obviously the older --slightly lower-spec units versus something like the Mylos or the Apollo that's cold stacked. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director It's going to be completely driven by the customer, so it will be the customer and the application. There are multiple applications around the world that don't require the 2.5 million pound hook load. And so depending on where the customer is sanctioning the project, where that rig is going to drill, they may prefer one of the cold-stacked assets that may meet their application. So it'll just be driven by customer demand. Operator And our final question today will come from Vebs Vaishnav with Cowen and Company. Vaibhav D. Vaishnav - Cowen and Company, LLC, Research Division - VP I guess, just reading --it seems like you guys are talking about 2 to 3 rigs reactivation per year. It sounded like in earlier your commentary, Jeremy, that you expect some awards in months, could you just --I don't know if you can provide some more color on what you expect over next 3 to 6 months. It sounds like some of the warm-stacked rigs or maybe some other rigs you already have --see work? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes, I think, I mean, just going back to our previous comments, based on everything that we're seeing in the market and the conversations that we're having with multiple customers around the world, we see upcoming demand for ultra-deepwater and we've seen here over the downturn 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig --over the course of the downturn, our customers have grown to really value and appreciate the efficiency of these newer higher-specification rigs, and so our approach here was to add more of those assets to our fleet in preparation for this recovery. We fully expect over the course of the next few months to see more contracts awarded in this space, again ramping up a bit more as we get into '19 and hopefully leading to dayrate appreciation as we move through next year. Vaibhav D. Vaishnav - Cowen and Company, LLC, Research Division - VP Okay. And one just quick question on Paros. I can understand Raude and Eiriksson being classified as noncore rigs. Could you provide any color on Paros? I'm not sure I get it why it would be not a core rig. Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Okay. So, Vebs, if you recall back, the Paros was previously owned by a Brazilian contractor called Schahin. And Schahin went into bankruptcy, I want to say it's almost 6 years ago. Typically, when a company go into bankruptcy, they are short of liquidity. And if you recall back to the time when this rig changed hands, we actually inspected the rig and the last year of operation, the rig was cash-starved, so maintenance was not performed very well and the actual bankruptcy transaction did not occur on a very friendly basis. So some of the key manuals and records and documents that you would typically want to have with the rig are not part of the actual asset. So the --our prelim view on reactivating that rig will be quite substantial, hence we've only ascribed a nominal value to that rig. If we spend a little more time to get more detail in the reactivation plans, perhaps we can find a path or if the market recovers to dayrates that are north of $400,000 a day and we can justify that, we can rethink it, but our cursory review would indicate that it would be expensive to reactivate that rig at this stage. Vaibhav D. Vaishnav - Cowen and Company, LLC, Research Division - VP Okay, this was the rig you had bought for like $60 million, $65 million. Got it. Operator And at this time, I would like to turn the call back over to Mr. Bradley Alexander for any additional or closing remarks. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Rochelle. This completes our call discussing our agreement to acquire Ocean Rig. If you have further questions, please contact me directly using the contact information located at the bottom of our press release. Good day. Operator And that will conclude today's call. We thank you for your participation. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 SEPTEMBER 04, 2018 / 12:30PM, RIG - Transocean Ltd. Announces Agreement to Acquire Ocean Rig 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved.

Additional Information and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of September 3, 2018, by and among Ocean Rig UDW Inc. (“Ocean Rig”), Transocean Ltd. (“Transocean”), Transocean Oceanus Holdings Limited and Transocean Oceanus Limited. In connection with the proposed merger, Transocean expects to file a Registration Statement on Form S-4 with the SEC that will include a joint proxy statement of Transocean and Ocean Rig that also constitutes a prospectus of Transocean, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Transocean and Ocean Rig shareholders when it becomes available. Transocean and Ocean Rig also plan to file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed merger.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Transocean and Ocean Rig with the SEC at the SEC’s website at: www.sec.gov. Copies of the documents filed by Transocean with the SEC will be available free of charge on Transocean’s website at: http://www.deepwater.com or by emailing Transocean’s Investor Relations at: info@deepwater.com. Copies of the documents filed by Ocean Rig with the SEC will be available free of charge on Ocean Rig’s website at: www.ocean-rig.com or by emailing Ocean Rig’s Investor Relations at: oceanrig@capitallink.com.

This communication does not constitute an offer to buy, or the solicitation of an offer to sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean or Ocean Rig may file with the SEC in connection with the proposed Merger.

Certain Information Regarding Participants in the Solicitation

Transocean, Ocean Rig and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 20, 2018, and in the Annual Report on Form 10-K filed by Transocean with the SEC on February 21, 2018. Information regarding Ocean Rig’s directors and executive officers is set forth in the Annual Report on Form 20-F filed by Ocean Rig with the SEC on March 15, 2018. Additional information regarding the participants in the solicitation of proxies in respect of the Transocean and Ocean Rig extraordinary general meetings and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Transocean or Ocean Rig using the sources indicated above.

Cautionary Statement About Forward Looking Statements

The statements described in this document that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements contain words such as "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project,” “continue” or other similar expressions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition; the inability to successfully integrate Ocean Rig’s operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the acquisition; the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all; and other factors, including those and other risks discussed in the Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2017, Ocean Rig’s most recent Annual Report on Form 20-F, and in the Transocean's or Ocean Rig’s other filings with the SEC, which are available free of charge on the SEC's website at:

www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Transocean or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.